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FORM 3
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

    Goldman        Sanford
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    (Last)         (First)       (Middle)

    1520 E. Pima Street
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    (Street)

    Phoenix         AZ             85034
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    (City         (State)         (Zip)
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2.  Date of Event
    Requiring Statement
    (Month/Day/Year)

    January 5, 1999
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3.  I.R.S. Identification
    Number of Reporting
    Person, if an entity
    (Voluntary)


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4.  Issuer Name and Ticker or Trading Symbol

    SkyMall, Inc.; SKYM
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5.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [ ] Director                          [ ] 10% Owner
    [X] Officer (give title below)        [ ] Other (specify below)

    Vice President-Sales of skymall.com
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6.  If Amendment, Date of Original
    (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
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
=================================================================================================================
                      TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
=================================================================================================================
1. Title of Security   2. Amount of Securities    3. Ownership        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)             Beneficially Owned         Form: Direct        (Instr. 5)
                          (Instr. 4)                 (D) or Indirect
                                                     (I) (Instr. 5)
-----------------------------------------------------------------------------------------------------------------
None.
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
Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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               Table II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security  2. Date Exer-       3. Title and Amount of Securities
   (Instr. 4)                       cisable and         Underlying Derivative Security
                                    Expiration          (Inst. 4)
                                    Date
                                    (Month/Day/Year)
                                    ----------------     -----------------------------
                                    Date      Expir-                         Amount or
                                    Exer-     tion           Title           Number of
                                    cisable   Date                           Shares
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
   Options to Purchase
   Common Stock                     (1)       (1)        Common Stock        75,000
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
4. Conver-         5. Owner-         6. Nature of Indirect
   sion or            ship              Beneficial Ownership
   Exercise           Form of           (Inst. 5)
   Price of           Deriv-
   Deri-              ative
   ative              Security:
   Security           Direct
                      (D) or
                      Indirect
                      (I)
                      (Instr. 5)
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
   $16.0625           D                 N/A
--------------------------------------------------------------------------------------

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
Explanation of Responses:

(1) Options to purchase 75,000 shares of Common Stock from the Company pursuant to the 1994 Stock Option Plan at a purchase price of $16.0625 per share. Options are exercisable with respect to (i) 25,000 shares after January 5, 1999 (ii) an additional 25,000 shares after January 5, 2000 and (iii) the remaining 25,000 shares after January 5, 2001; and all options expire January 5, 2009 in accordance with the Option Agreement.



                           /s/ Sanford Goldman                 January 13, 1999
                           -------------------------------     ----------------
                           **Signature of Reporting Person           Date
                           Sanford Goldman

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1473 (7-97)